UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Earnings Release Cosan S.A. 3rd Quarter of 2023 Cosan Faz acontecer

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

São Paulo, November 13, 2023 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the third quarter (July, August, and September) of 2023 (3Q23). The results are presented in conformity with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons made in this report consider 3Q23 vs. 3Q22, except where otherwise indicated.

Executive Summary

Cosan pro forma[1] BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Net revenue	**39,528.8**	**43,745.6**	***-9.6%***	**34,498.6**	***14.6%***	**111,187.7**	**121,242.3**	***-8.3%***
Adjusted EBITDA[2]	**5,652.2**	**4,105.4**	***37.7%***	**4,424.1**	***27.8%***	**15,439.5**	**10,950.1**	***41.0%***
Raízen (50%)	1,863.5	1,378.3	*35.2%*	1,632.6	*14.1%*	6,452.3	4,093.9	*57.6%*
Rumo	1,814.7	1,429.2	*27.0%*	1,447.8	*25.3%*	4,443.0	3,629.1	*22.4%*
Compass	1,275.9	965.9	*32.1%*	968.2	*31.8%*	3,201.5	2,546.4	*25.7%*
Moove	351.7	245.4	*43.3%*	302.4	*16.3%*	929.7	650.9	*42.8%*
Cosan Investimentos	503.2	48.7	*n/a*	174.2	*n/a*	795.6	171.9	*n/a*
Corporate	(152.4)	(94.3)	*61.7%*	(100.7)	*51.3%*	(357.0)	(245.3)	*45.6%*
Eliminations	(4.3)	132.1	*n/a*	(0.5)	*n/a*	(25.6)	103.1	*n/a*
Investments[3]	**2,795.7**	**2,107.6**	***32.6%***	**2,385.9**	***17.2%***	**8,839.6**	**6,750.8**	***30.9%***
Leverage[4]	**1.7x**	**3.1x**	***-1.4x***	**2.0x**	***-0.3x***	**1.7x**	**3.1x**	***-1.4x***
Cosan Corporate[5]								
Adjusted net income[2]	**236.9**	**266.2**	***n/a***	**136.1**	***n/a***	**568.0**	**625.2**	***n/a***
Net debt	**14,451.3**	**19,678.6**	***-26.6%***	**13,854.0**	***4.3%***	**14,451.3**	**19,678.6**	***-26.6%***
Dividends and interest on equity received[6]	**310.9**	**75.1**	***n/a***	**229.9**	***35.3%***	**1,213.3**	**722.3**	***68.0%***
Cash generation (consumption)	**(2,167.7)**	**572.2**	***n/a***	**3,622.4**	***n/a***	**1,078.7**	**163.8**	***n/a***

Notes: (1) Considers the consolidation of 50% of the results of Raízen S.A. and 100% of other operations. (2) Adjusted EBITDA and Net Income exclude non-recurring effects, detailed on page 18 of this report. (3) Pro forma investments accounted for on a cash basis and excluding M&A; (4) Pro forma Net Debt/EBITDA in the last 12 months (LTM) adjusted by lease liabilities (IFRS 16). (5) Cosan Corporate includes the holding company Cosan S.A., offshore financial companies, intermediary holding companies with interests in subsidiaries and other investments, as detailed on page 3. (6) Considering the net amount of taxes and of other shareholders received at Cosan Corporate.

Cosan's pro forma adjusted EBITDA ended 3Q23 at R$5.7 billion, increasing 38% from 3Q22, reflecting the strong operational performance across all businesses in the portfolio. At Raízen, higher margins from Mobility, combined with gains in agricultural yields and better profitability of sugar, positively contributed to the result. **At Rumo,** growth reflects the record-high transported volume and the increase in consolidated tariff, reflecting the competitiveness of the railways. The results of the first LNG cargoes in the Marketing & Services segment and the record number of connections in the natural gas distribution segment leveraged the strong results by **Compass**. The continuous growth at **Moove** is explained by higher sales volume of lubricants and better sales mix at all the markets. Finally, EBITDA from Cosan Investimentos was driven by the appreciation of the portfolio of agricultural properties, in addition to higher revenue from leases in the Land segment, after the consolidation of Tellus and Janus.

The increase in investments (+33%) is in line with the plans for the year, with the focus on adequate maintenance of operations and capital allocation into the key projects in our portfolio, thus ensuring the execution of the long-term strategy. **Pro forma leverage fell to 1.7x from 3.1x in 3Q22**, reflecting lower debt and higher EBITDA in the last 12 months.

Adjusted net income from Cosan Corporate was R$237 million in 3Q23, driven by the strong performance of the businesses, and the better financial result. As explained throughout this report, it is important to remember that Cosan Corporate's results do not include the effects of Cosan's interest in **Vale, which, this quarter, resulted in gains of R$351 million.**

Cosan Corporate's net debt ended the quarter at R$14.5 billion (-27%), evidencing the Company's discipline in its liability management and the weak comparison base of 3Q22, affected then by bridge loans for acquisition of interest in Vale. The **cash consumption of R$2.1 billion** in 3Q23 also reflects Cosan's liability management initiatives, including the partial early redemption of Senior Notes 2027 of USD250 million, amortization of debentures of R$580 million and capital injection of R$293 million in Cosan Oito for partial prepayment of the first tranche of Collar Financing, which were partially offset by the receipt of interest on equity from Vale and dividends from Raízen and Land.

2

Segments Reported The business units comprising Cosan’s portfolio and a brief description of their market segments follow. Note that this earnings release, as of 2Q23, was redesigned to present an in-depth and detailed analysis of Cosan Corporate’s results and cash transactions. We also will continue to present information of the operational subsidiaries (subsidiaries and shared-control company) as usual, as well as the consolidated results of Cosan on a pro forma basis, i.e. including 100% of the results of direct subsidiaries and 50% of results of the shared-control company Raízen. Cosan Corporate: represents the reconciliation of Cosan’s corporate structure, which comprises: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income); (ii) financial result attributed to cash and debts of the parent company and offshore financial companies; (iii) equity pick-up of investees; and (iv) Cosan Nove, an intermediary holding company controlled by the Company, with non-controlling interest held by a preferred shareholder, which holds 39.1% interest in Raizen. Cosan Corporate’s consolidation map is shown in the figure below and detailed in the equity pick-up section (page 5) and throughout this document. Note that Cosan Dez, an intermediary holding company controlled by the Company, with non-controlling interest held by a preferred shareholder, which holds 88% interest in Compass and therefore consolidates the results of its subsidiary, is included in the Gas and Energy segment, given its materiality, as reported in the Note by Segment in the Quarterly Information (ITR) of September 30, 2023. In addition, since 2Q23, the results of Cosan Oito, an intermediary holding company controlled by Cosan S.A., which holds 4.9% stake in Vale, are no longer consolidated by Cosan Corporate and are presented independently, to provide greater transparency to our financial statements and improve comparability between the periods, since the accounting of the changes in investments could be highly volatile, but with no cash effect.

Business Portfolio: Raízen: A joint venture created by Cosan and Shell in 2011. With an integrated and unique ecosystem, Raízen operates from the production and processing of sugarcane to the production and marketing of sugar and renewable energy, including even the distribution of fuels and operations in the convenience and proximity store segment. Since August 2021, Raízen’s shares are listed on the São Paulo Stock Exchange (B3) under the ticker "RAIZ4." The Renewables business comprises the production, sourcing, marketing and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity and production and marketing of other renewable products (solar power and biogas). Meanwhile, the Sugar business involves the production, sourcing, marketing and trading of sugar. The Mobility segment encompasses the distribution of fuel and lubricants and the convenience and proximity store operations in Brazil, Argentina and Paraguay, under the Shell brand. In Argentina, the segment also includes oil refining. From this quarter, Raízen presents the Corporate segment, composed of general and administrative expenses of the corporate structure, equivalence result of Grupo Nós, and others. The Financial Statements and Earnings Release of Raízen are available at: https://ri.raizen.com.br/en/. Rumo: Brazil’s largest independent rail logistics operator, connecting the country’s main agricultural commodity producing regions to the country’s main ports. It also operates, through a minority stake, in port loading and goods storage at terminals. Through Brado, Rumo also offers container operations serving both the domestic and international markets. Rumo has been listed under the ticker "RAIL3" since 2015 on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3) with the highest corporate governance standards. The Financial Statements and Earnings Release of Rumo are available at: https://ri.rumolog.com/en/. Compass: Based on all the track record experienced by the management of Comgás, Compass was created in 2020 with the purpose of creating options for an increasingly less regulated natural gas market in Brazil. It offers client-centric services and solutions to expand and diversify access to natural gas, promoting greater safety and competitiveness across the energy grid. Its operations are organized in two segments: Distribution and Marketing & Services. In the Distribution segment, Compass has Comgás, Brazil’s largest piped gas distributor, and Commit, an investee in partnership with Mitsui. The assets managed by Commit include Sulgás, whose controlling interest was acquired from the State of Rio Grande do Sul in early 2022, as well as Necta, Commit’s direct subsidiary. The Marketing & Services segment launched its operations in 3Q23 under the “Edge” brand and consists of the São Paulo Regasification Terminal (TRSP), biomethane assets and contracts, and the LNG B2B segment. The Financial Statements and Earnings Release of Compass are available at: https://www.compassbr.com/en/. Moove: Moove produces and distributes products under the Mobil and Comma brands, with operations in Brazil and other countries in South America (Argentina, Bolivia, Uruguay and Paraguay), as well as in the United States and Europe (United Kingdom, Spain, Portugal and France). It markets lubricants and other products for applications in the automotive and industrial segments, and also is an importer and distributor of base oils in the Brazilian market. Cosan Investimentos: Cosan’s vehicle for new businesses and innovation, with investments in projects adjacent to its current portfolio. The following assets are part of Cosan Investimentos’ current portfolio: Land – segment of agricultural land management companies, with stake held in Radar, Tellus and Janus; the Port of São Luís, in Maranhão; and investments in the Climate Tech Fund and Ventures SPV, both managed by Fifth Wall, one of the largest venture capital firms specializing in technological innovation. Cosan Oito: Cosan’s vehicle for investing in the interest in Vale S.A., a Brazilian company that operates in 20 countries in the segments of mining, logistics - with rails, ports, terminals and infrastructure - energy and steel. It includes shares acquired in the spot market (direct stake), derivative instruments (Collar Participation and Call Spread) and debts contracted. For more information, refer to Note 1.1 to the Interim Financial Statements for 3Q23.

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

A. Cosan Corporate Result

The result of Cosan Corporate comprises: (i) equity pick-up from direct and indirect interests held in subsidiaries, associated companies and joint ventures, except for Cosan Oito, the investment vehicle holding the stake in Vale, for comparison purposes (*see map on page 3*); (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, composed mainly of expenses with contingencies; (iii) financial result which reflects the net cost of the Company's capital structure and the effect of the Total Return Swap, among other factors; and (iv) taxes applicable to the transactions.

A.1 Equity pick-up

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Raízen[1]	(3.5)	(414.9)	*411.3*	29.9	*(33.4)*	154.7	(153.6)	*308.3*
Cosan Nove[1]	(27.7)	-	*(27.7)*	233.1	*(260.8)*	1,207.5	-	*1,207.5*
Shared-control company (a)	**(31.2)**	**(414.9)**	***383.7***	**263.0**	***(294.2)***	**1,362.2**	**(153.6)**	***1,515.8***
Rumo	146.1	93.2	*52.9*	50.7	*95.3*	219.1	83.2	*135.8*
Compass[2]	-	421.7	*(421.7)*	-	-	-	1,197.7	*(1,197.7)*
Cosan Dez[2]	558.6	-	*558.6*	107.6	*451.0*	(198.7)	-	*(198.7)*
Moove	92.3	165.2	*(72.9)*	75.3	*17.0*	48.3	366.7	*(318.4)*
Land[3]	130.7	175.0	*(44.3)*	46.1	*84.6*	204.5	268.1	*(63.6)*
Other[4]	1.4	0.0	*1.4*	(8.3)	*9.7*	(14.9)	(17.5)	*2.6*
Subsidiaries (b)	**929.0**	**855.0**	***74.0***	**271.3**	***657.7***	**258.3**	**1,898.2**	***(1,639.9)***
Equity pick-up Cosan Corporate (a+b)[5]	**897.8**	**440.1**	***457.7***	**534.3**	***363.5***	**1,620.5**	**1,744.6**	***(124.1)***

Notes: (1) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created for the investment in Vale, and is included in the consolidated results of Corporate. The effect of the interest held by the preferred shareholder (Itaú S.A.) is shown under profit attributable to non-controlling shareholders; in addition, Cosan held a direct stake of 5% in Raízen. (2) In the same context, Compass began to be consolidated in Cosan Dez, with Cosan S.A. no longer holding a direct interest; (3) Result composed by the stakes held in Radar (50%), Tellus (20%) and Janus (20%). (4) Result from the stake held in other companies of Cosan Corporate, as per Note 9 in the ITR of 3Q23; (5) Excludes Cosan Oito and other specific effects detailed on page 18 of this report.

The equity pick-up of Cosan Corporate ended the quarter at R$898 million, increasing R$458 million from 3Q22, reflecting the portfolio's better operational performance from all companies. The main impacts on net income from the operations were: higher margins from Raízen's mobility business; the higher volume transported and the positive effect of higher tariffs charged by Rumo; as well as Compass' contribution to the result from the first LNG cargoes in the Marketing & Services segment.

Compared to 2Q23, the significant increase in adjusted equity pick-up is explained mainly by the first quarter results of the Marketing & Services segment at Compass, or Edge, , how this segment was denominated.

A.2 G&A and Other

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
General & administrative expenses	(115.8)	(70.3)	*(45.5)*	(83.9)	*(31.8)*	(275.7)	(190.4)	*(85.3)*
Adjusted other net operating income (expenses)[1]	(40.3)	(27.1)	*(13.2)*	(20.9)	*(19.4)*	(92.6)	(65.4)	*(27.2)*
Other net operating income (expenses)	(40.3)	(27.1)	*(13.2)*	(20.9)	*(19.4)*	(92.6)	27.6	*(120.1)*
Non-recurring effects	-	-	-	-	-	-	(93.0)	93.0
Depreciation and amortization	3.7	3.1	*0.5*	3.6	*0.1*	10.7	10.5	*0.2*
Adjusted EBITDA ex equity pick-up	**(152.4)**	**(94.3)**	***(58.1)***	**(100.7)**	***(51.7)***	**(357.0)**	**(245.3)**	***(111.7)***

Note 1: Expenses adjusted by non-recurring effects, as detailed on page 18 of this document, where applicable.

General and administrative expenses of Cosan Corporate amounted to R$116 million in 3Q23, increasing R$46 million from 3Q22, reflecting the grant related to the long-term incentive plan, in line with the Company's budget.

Other operating income, composed mainly of legal expenses and tax contingencies, **amounted to R$40 million in 3Q23.**

5

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

A.3 Financial Result

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Cost of gross debt	**(790.5)**	**(679.3)**	***(111.2)***	**(454.7)**	***(335.8)***	**(1,749.6)**	**(1,584.5)**	***(165.0)***
Perpetual notes	(108.8)	(118.9)	*10.1*	64.9	*(173.7)*	(40.5)	(106.3)	*65.8*
Interest and MtM derivatives of bank debt	(681.7)	(560.4)	*(121.3)*	(519.6)	*(162.0)*	(1,709.1)	(1,478.3)	*(230.8)*
Income from financial investments	102.5	48.8	*53.6*	63.7	*38.8*	217.0	152.0	*65.0*
(=) Interest on net debt	**(688.0)**	**(630.5)**	***(57.5)***	**(391.1)**	***(296.9)***	**(1,532.5)**	**(1,432.5)**	***(100.0)***
Derivatives ex-debt (TRS)	50.4	23.8	*26.6*	84.2	*(33.9)*	(69.9)	(296.5)	*226.6*
Other charges and monetary variation	(39.2)	(161.8)	*122.6*	(72.0)	*32.8*	(139.4)	(241.2)	*101.7*
Banking expenses, fees and other	(26.9)	(115.3)	*88.4*	(8.8)	*(18.1)*	(48.3)	(140.0)	*91.7*
Net financial result	**(703.8)**	**(883.7)**	***179.9***	**(387.7)**	***(316.1)***	**(1,790.2)**	**(2,110.3)**	***320.1***

Cost of gross debt in the quarter increased R$111 million, due to the new issues of debentures and Senior Notes 2030 in the period. **Income from financial investments came to R$103 million**, reflecting mainly the higher average cash position. The weighted average cost of debt of Cosan Corporate in 3Q23 was CDI + 1.33%.

The CSAN3 Total Return Swap (TRS) presented a gain of R$50 million in 3Q23. The negative mark-to-market result on the TRS was offset by the gain with liquidation and renewal of the program. The balance of CSAN3 shares via TRS in the quarter stood at 96 million, representing 5.1% of the total shares issued by the Company. **Expenses with other charges and monetary variation came to R$39 million in 3Q23**, decreasing R$123 million from 3Q22, and **Banking expenses, fees and other decreased R$88 million year-on-year**. It is worth noting that these lines were affected by one-off expenses, impacting 3Q22 comparison basis.

As a result, **net financial expenses in 3Q23 decreased R$180 million on 3Q22 to R$704 million**. Quarter-on-quarter, financial result increased R$316 million, mainly due to FX change on Perpetual notes and new issues in 3Q23.

A.4 Income and Social Contribution Taxes

Income and social contribution taxes BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Operating profit (loss) before taxes	**38.0**	**(541.0)**	***579.0***	**42.3**	***(4.3)***	**(537.4)**	**(528.5)**	***(9.0)***
Income and social contribution taxes, nominal rate (%)	*34.0%*	*34.0%*		*34.0%*		*34.0%*	*34.0%*	
Theoretical expense with income and social contribution taxes	**(12.9)**	**183.9**	***(196.9)***	**(14.4)**	***1.5***	**182.7**	**179.7**	***3.1***
Equity pick-up	305.3	149.6	*155.6*	181.7	*123.6*	551.0	593.2	*(42.2)*
Other	3.9	13.5	*(9.5)*	17.6	*(13.7)*	17.7	(36.8)	*54.5*
Effective expense with income and social contribution taxes	**296.3**	**347.0**	***(50.8)***	**184.9**	***111.4***	**751.4**	**736.1**	***15.4***
Income and social contribution taxes, effective rate (%)	*-780.1%*	*64.1%*		*-436.8%*		*139.8%*	*139.3%*	
Expenses with income and social contribution taxes								
Current	0.7	(0.0)	*0.7*	(2.7)	*3.4*	28.5	(0.0)	*28.5*
Deferred	295.5	347.0	*(51.5)*	187.6	*108.0*	722.9	736.1	*(13.1)*

6

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

cosan
Make it happen

A.5 Adjusted Net Income

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	*Change 3Q23 x 3Q22*	2Q23 (Apr-Jun)	*Change 3Q23 x 2Q23*	9M23 (Jan-Sep)	9M22 (Jan-Sep)	*Change 9M23 x 9M22*
Equity pick-up	897.8	440.1	*457.7*	534.3	*363.5*	1,620.5	1,744.6	*(124.1)*
General and administrative expenses adjusted[1]	(115.8)	(70.3)	*(45.5)*	(83.9)	*(31.8)*	(275.7)	(190.4)	*(85.3)*
Other net operating income (expenses)	(40.3)	(27.1)	*(13.2)*	(20.9)	*(19.4)*	(92.6)	27.6	*(120.1)*
Financial results	(703.8)	(883.7)	*179.9*	(387.7)	*(316.1)*	(1,790.2)	(2,110.3)	*320.1*
Income and social contribution taxes	296.3	347.0	*(50.8)*	184.9	*111.4*	751.4	736.1	*15.4*
Non-controlling shareholders	7.9	0.0	*7.9*	(82.0)	*89.9*	(413.1)	0.0	*(413.1)*
Other adjustments and non-recurring effects[1]	(105.2)	460.1	*(565.3)*	(8.6)	*(96.6)*	767.6	417.6	*350.1*
Adjusted Cosan Corporate net income	**236.9**	**266.2**	***(29.2)***	**136.1**	***100.8***	**568.0**	**625.2**	***(57.2)***

Note 1: Other adjustments and non-recurring effects detailed on page 18 of this report, as well as Cosan Oito deconsolidation.

Cosan Corporate posted adjusted net income of R$237 million in 3Q23, reflecting the improved operational performance by the entire portfolio, as well as better financial results. These effects were offset by non-recurring effects including biological assets variation, the effect of IFRS16, among other adjustments at Raízen in 3Q22, as detailed on page 18 of this report.

Note that the Cosan Corporate perspective does not include Cosan Oito, i.e., it excludes the effects of the investment in Vale in order to provide a better understanding of the accounting impacts of said investment on Cosan's results.

7

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

cosan
Make it happen

B. Cosan Oito – Investment in stake in Vale

To provide a clearer picture of the operations and maintain a normalized comparison basis, we present below a description of the effects of the acquisition of interest in Vale on Cosan's results:

- **Other operating income (expenses):** receipt of dividends and interest on equity from Vale by Cosan Oito (interest of 4.9%);
- **Financial Result:**
  - Update of financial investment in listed entities: mark-to-market of the Direct Participation (1.7%) and the Collar Participation (3.2%);
  - MtM of derivatives: fair value adjustment of derivatives associated with Collared Interest (3.2%) and Call Spread (1.6%);
  - Debt interest: accrual of interest on Collar Financing (non-cash) including NDFs and related swaps;
  - Derivative expenses banks: transfer to the banks financing the Collar of a fraction of the dividends received from Vale, based on the structure; and
- **Income and Social Contribution taxes:** impact calculated based on changes in the result listed above, except for dividends, which are not subject to taxes.

BRL mln	3Q23 (Jul-Sep)	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)
VALE3 quotation (BRL)	**67.58**	**72.04**	**(6.2%**	**64.22**	**5.2%**	**67.58**
Other net operating income (expenses)	383.7	-	n/a	-	n/a	786.4
Total EBITDA adjustments (a)	**383.7**	**-**	**n/a**	**(0.0)**	**n/a**	**786.2**
Financial investment update on listed entities	**740.4**	**283.4**	**n/a**	**(3,464.2)**	**n/a**	**(4,528.7)**
Direct participation[1]	530.6	283.4	87.2%	(1,059.7)	n/a	(1,081.3)
Collar participation[1]	209.8	-	n/a	(2,404.5)	n/a	(3,447.5)
Derivatives MtM	**(309.0)**	**-**	**n/a**	**2,353.0**	**n/a**	**3,451.9**
Collar participation[1]	(346.1)	-	n/a	2,570.7	n/a	3,702.1
Call spread	37.1	-	n/a	(217.7)	n/a	(250.3)
Derivative unwing result	29.0	-	n/a	-	n/a	29.0
Interest of bank debt[2]	(146.9)	(1.0)	n/a	(671.9)	78.1%	(1,129.2)
Derivative expense banks	(165.1)	-	n/a	-	n/a	(380.5)
Net financial result (b)	**148.4**	**282.4**	**47.5%**	**(1,783.1)**	**n/a**	**(2,557.6)**
Income tax and social contribution (c)	(180.6)	(96.0)	88.1%	606.3	n/a	739.5
Total Net income adjustments (a+b+c)	**351.4**	**186.4**	**88.5%**	**(1,176.8)**	**n/a**	**(1,031.9)**

(1) Due to the prepayments made, the direct participation and collared participation varied during the quarters: 1.89% in 3Q22; 1.55% and 3.30% in 2Q23 and 1.65% and 3.21% in 3Q23, respectively. (2) Includes the swap of fixed rate to floating rate of 4131 loans.

In August 2023, Cosan Oito partially early settled 20% of the first tranche, which represents 15% of the Collar Financing structure, equivalent to 0.10% of Vale's shares at the time. Therefore, the prepayment released 4.5 million shares previously pledged under this structure reducing the Collarized Participation to 3.21% and resulting in a financial gain of R$29 million. In addition to the reduction in Collared Participation, as a result of this operation, direct interest increased to 1.7%.

In the quarter, the interest on equity of R$384 million received from Vale, was recorded under Other Operating Income, of which R$165 million were transferred to the lending banks of Collar Financing, which affected the financial result.

The effect of the mark-to-market adjustment of shares held via Direct Participation was a gain of R$531 million, due to the 5.2% appreciation of VALE3 shares at the close of June 30, 2023. In the Collared Participation, the appreciation in the stock price was offset by the depreciation of the derivative, while the net effect of the Call Spread was a marginally positive. The total impact of the investment in the quarter was a net gain of R$351 million.

Financial rescue value of preferred shares

To enable a better understanding of the complete Vale transaction, we provide below the updated value of a potential rescue of the preferred shares held by Cosan Nove and Cosan Dez, if such shares were redeemed. The calculation is based on the initial amount of R$8.1 billion, adjusted by a weighted average of the CDI + 1.25%, less the dividends received by non-controlling shareholders, as shown in the table below (for more information, refer to Note 1.1. – Interest in Vale S.A., of the Interim Financial Information (ITR) for 3Q23). The preferred shares may be redeemed starting from the third year at Cosan's discretion.

BRL mln	Initial financial rescue value of preferred shares	Update	Dividends paid	Updated financial rescue value
Cosan Nove	4,115.0	412.5	(123.0)	4,404.5
Cosan Dez	4,000.0	438.6	-	4,438.6
Total	**8,115.0**	**851.2**	**(123.0)**	**8,843.2**

8

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

C. Financial Sections - Cosan Corporate and Cosan Oito

C.1 Debt

Debt BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23
Cosan Corporate					
Debentures	6,919.3	5,390.0	1,529.3	7,497.9	(578.6)
Credit notes	-	7,985.4	(7,985.4)	-	-
Bond (Senior Notes 2023)	-	(0.5)	0.5	-	-
Bond (Senior Notes 2027)	1,965.6	3,597.7	(1,632.1)	3,244.4	(1,278.8)
Bond (Senior Notes 2029)	3,696.7	4,040.2	(343.5)	3,652.9	43.8
Bond (Senior Notes 2030)	2,785.5	-	2,785.5	2,630.2	155.3
Perpetual bonds	2,535.4	2,737.4	(202.0)	2,440.0	95.4
MTM derivatives	(142.0)	(1,136.9)	994.9	(172.1)	30.1
Gross debt (ex-IFRS 16)	**17,760.5**	**22,613.2**	**(4,852.7)**	**19,293.3**	**(1,532.8)**
(-) Cash, cash equivalents and securities	(3,309.2)	(2,934.6)	(374.6)	(5,439.3)	2,130.2
Net debt	**14,451.3**	**19,678.6**	**(5,227.3)**	**13,854.0**	**597.4**
Cosan Oito					
Resolution 4131	8,437.3	-	8,437.3	8,618.6	(181.4)
MTM NDF Collar Financing	1,156.1	-	1,156.1	1,162.5	(6.4)
MTM derivatives	(1,276.4)	-	(1,276.4)	(1,626.7)	350.3
Gross debt (ex-IFRS 16)	**8,317.0**	**-**	**8,317.0**	**8,154.4**	**162.5**
(-) Cash, cash equivalents and securities	(14,921.2)	(7,512.2)	(7,409.0)	(14,153.1)	(768.2)
Net debt (cash)	**(6,604.3)**	**(7,512.2)**	**907.9**	**(5,998.6)**	**(605.7)**

Cosan Corporate ended 3Q23 with gross debt of R$17.8 billion, down R$1.5 billion from 2Q23, due to the partial prepayment of USD250 million of the principal amount of Senior Notes 2027 and payment of the first installment of R$580 million, related to the first issue of debentures of Cosan Logística S.A., a debt assumed by Cosan S.A. after the corporate restructuring concluded in March, 2021. Net debt increased R$597 million in 3Q23 vs. 2Q23, explained mainly by the capital injection at Cosan Oito by Cosan Corporate for partial prepayment of 20% of the first tranche of the Collar Financing.

Compared to 3Q22, net debt decreased R$5.2 billion, due to the impact in the previous year of bridge loans totaling R$8 billion, which were injected in Cosan Oito for the acquisition of interest in Vale.

Cosan Oito ended 3Q23 with net cash of R$6.6 billion, an increase of R$606 million from 2Q23, due to the higher cash position boosted by positive mark-to-market of Vale's shares. Compared to the same quarter last year, there was a decrease of R$908 million in net cash position, given that the Vale transaction had not yet been concluded in 3Q22 and Cosan Oito held only a 2.2% stake in Vale, with no derivatives and the Collar Financing structure yet.

The Company has a comfortable principal amount of the debt amortization schedule, as shown in the chart below, considering the flexibility and optionality of the financing structure for the acquisition of the stake in Vale. The average term of our debt was approximately five years in the end of the period.


Debt amortization profile¹
(BRL mln)
Average term: 4.9 years
14,921
3,309
1,038
580
3,034
580
2,967
1,232
2,338
2,775
4,144
3,555
3,671
Cash and securities
2023
2024
2025
2026
2027
2028
2029
2030
2031+
Cosan Oito
Corporate

Note 1: Including only the principal amount of the debts, not considering interest and MtM adjustment. The 2031+ bar considers the Perpetual Notes.

9

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

C.1.1 Pro Forma Leverage

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23
Gross debt (a)	**75,458.4**	**67.669,7**	***11.5%***	**73.413,8**	***2.8%***
Cosan Corporate	**17,760.5**	**22.613,2**	***-21.5%***	**19.293,3**	***-7.9%***
Cosan Oito (Vale)	**8,317.0**	**-**	***n/a***	**8.154,4**	***2.0%***
Businesses	**49,381.0**	**45.056,5**	***9.6%***	**45.966,0**	***7.4%***
Cash, cash equivalents and marketable securities (b)	**(37,876.1)**	**(27.860,8)**	***35.9%***	**(35.484,9)**	***6.7%***
Cosan Corporate	**(3,309.2)**	**(2.934,6)**	***12.8%***	**(5.439,3)**	***-39.2%***
Cosan Oito (Vale)	**(14,921.2)**	**(7.512,2)**	***98.6%***	**(14.153,1)**	***5.4%***
Businesses	**(19,645.7)**	**(17.414,0)**	***12.8%***	**(15.892,5)**	***23.6%***
Net debt for leverage[1] (c = a - b)	**37,582.4**	**39.808,9**	***-5.6%***	**37.928,9**	***-0.9%***
EBITDA LTM[2] (d)	23,582.0	15.071,7	*56.5%*	20.763,8	*13.6%*
Effect of lease liabilities (ex-IFRS16) (e)	(1,895.4)	(2.040,2)	*-7.1%*	(2.069,0)	*-8.4%*
EBITDA LTM (ex-IFRS16) (f = d + e)	**21,686.6**	**13.031,4**	***66.4%***	**18.694,8**	***16.0%***
Pro forma Leverage (g = c / f)	**1.7x**	**3,1x**	***n/a***	**2,0x**	***n/a***

Note 1: Pro forma net debt, i.e., includes 50% of Raízen's results and excludes lease liabilities (IFRS16). Note 2: Pro forma EBITDA in the last 12 months (LTM), i.e., including 50% of Raízen before any non-recurring adjustments.

Pro forma leverage (net debt/EBITDA LTM) ended 3Q23 at 1.7x, vs. 3.1x in 3Q22. The lower leverage ratio reflects lower net debt and higher EBITDA in the last 12 months, due to strong performance by the portfolio. Compared to 2Q23, leverage decreased 0.3x, also due to the increase in EBITDA LTM, with contributions from all businesses, especially Raízen and Compass.

10

Earnings Release
Cosan S.A. | 3rd Quarter of 2023
cosan Make it happen

C.2 Statement of Cash Flow

Cash flow statement	Cosan Corporate						Cosan Oito			
BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	*Change 3Q23 x 3Q22*	9M23 (Jan-Sep)	9M22 (Jan-Sep)	*Change 9M23 x 9M22*	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	9M23 (Jan-Sep)	9M22 (Jan-Sep)
Sources	**312.8**	**8,031.2**	***(7,718.5)***	**5,877.6**	**10,172.6**	***(4,294.9)***	**652.0**	**6,000.0**	**1,113.4**	**6,000.0**
Dividends/IOC received	310.9	75.1	*235.8*	1,213.3	722.3	*491.0*	359.5	-	816.9	-
Portfolio management: divestments	-	-	-	15.0	-	*15.0*	-	-	-	-
Debt management: funding	1.8	7,956.1	*(7,954.3)*	4,649.3	9,450.2	*(4,800.9)*	-	-	-	-
Capital payment	-	-	-	-	-	-	292.5	6,000.0	296.5	6,000.0
Uses	**(2,601.9)**	**(7,308.7)**	***4,706.9***	**(4,719.2)**	**(9,874.9)**	***5,155.7***	**(626.4)**	**(0.1)**	**(1,083.2)**	**(0.1)**
Debt management: principal repayment	(1,780.1)	(623.9)	*(1,156.2)*	(1,780.1)	(623.9)	*(1,156.2)*	(275.9)	-	(275.9)	-
Interest and other financial expenses	(546.5)	(586.9)	*40.4*	(1,569.7)	(1,701.9)	*132.3*	(156.6)	-	(403.8)	-
Expenses (G&A, other expenses and taxes)	18.8	(72.2)	*91.0*	(147.6)	(134.1)	*(13.4)*	(27.0)	(0.1)	(33.0)	(0.1)
Portfolio management: acquisitions, capital injection & repurchases	(292.5)	(25.4)	*(267.1)*	(296.5)	(614.3)	*317.8*	-	-	-	-
Portfolio management: capex	(1.5)	(0.3)	*(1.2)*	(4.1)	(1.2)	*(3.0)*	-	-	-	-
Capital payment	-	(6,000.0)	*6,000.0*	-	(6,000.0)	*6,000.0*	-	-	-	-
Dividend distribution	-	-	-	(798.2)	(799.3)	*1.1*	(167.0)	-	(370.5)	-
Preferential distribution	-	-	-	(123.0)	-	*(123.0)*	-	-	-	-
Excess/Cash consumption	**(2,289.1)**	**722.5**	***(3,011.6)***	**1,158.4**	**297.7**	***860.7***	**25.5**	**5,999.9**	**30.3**	**5,999.9**
Other cash effects[1]	121.4	(150.3)	*271.7*	(79.7)	(133.8)	*54.1*	2.3	0.4	(4.5)	0.4
Cash generation/consumption	**(2,167.7)**	**572.2**	***(2,739.9)***	**1,078.7**	**163.8**	***914.9***	**27.8**	**6,000.2**	**25.7**	**6,000.2**
Initial cash and equivalents	**5,439.3**	**2,475.6**	***2,963.8***	**2,230.4**	**2,991.5**	***(761.2)***	**14,153.1**	-	**19,589.3**	-
Cash generation/consumption	(2,167.7)	572.2	*(2,739.9)*	1,078.7	163.8	*914.9*	27.8	6,000.2	25.7	6,000.2
Financial investment update on listed entities and other non-cash effects	37.5	(113.2)	*150.7*	(0.0)	(220.8)	*220.8*	740.4	1,512.0	(4,693.8)	1,512.0
Final cash and equivalents	**3,309.1**	**2,934.6**	***374.6***	**3,309.1**	**2,934.6**	***374.6***	**14,921.2**	**7,512.2**	**14,921.2**	**7,512.2**

Notes: (1) Composed mainly of exchange variation on offshore cash.

To improve the understanding and analysis of changes in Cosan Corporate's cash flow and provide greater transparency to its cash inflows and outflows of the holding´s cash, we standardized the statement of cash flow according to our Modeling Guide in a single presentation (*click here to access it*).

The main **sources of cash** in the quarter were interest on equity received from Vale and dividends from Raízen and Land, totaling R$313million. **Cash uses** in 3Q23 were largely the following: (i) liability management, represented by the partial early redemption of USD250 million of the principal amount of Senior Notes 2027 and the payment of the first installment of R$580 million of the first issue of debentures of Cosan Logística S.A.; (ii) payment of interest on Senior Notes 2029 and debentures; and (iii) capital injection of R$293 million in Cosan Oito for partial prepayment of the first tranche of Collar Financing. As a result, **Net Cash Consumption in the quarter was R$2.1 billion. Moreover, Cosan Corporate ended the period with a robust cash position of R$3.3 billion.**

11

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

C.3 Dividends

The table below shows a reconciliation of the dividends and interest on equity, on a cash basis, received by Cosan Corporate, detailed by subsidiary, as well as the dividends paid by Cosan to its shareholders.

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22	Dividends
Dividends and interest on equity received	**310.9**	**75.1**	***n/a***	**1,213.3**	**722.3**	***68.0%***	**144.0**
Raizen	110.3	-	n/a	516.2	624.9	-17.4%	-
Cosan Dez	-	-	n/a	-	-	n/a	11.7
Cosan Oito	167.0	-	n/a	370.5	-	n/a	-
Rumo	-	-	n/a	37.1	10.9	n/a	-
Moove	-	-	n/a	172.3	-	n/a	-
Land	33.6	75.1	-55.3%	117.2	86.5	35.4%	132.3
Total dividends and interest on equity paid	**-**	**-**	***n/a***	**(921.2)**	**(799.3)**	***15.3%***	**-**
Shareholders Cosan S.A.	-	-	n/a	(798.2)	(799.3)	-0.1%	-
For preferred shareholders of Cosan Nove	-	-	n/a	(123.0)	-	n/a	-

12

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

D. Portfolio Performance

D.1 Raízen

Indicators	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	6M24 (Apr-Sep)	6M23 (Apr-Sep)	Change 6M24 x 6M23
Crushed cane (mln ton)	**38**	**33**	*13.8%*	**27**	*-99.5%*	**64**	**59**	*8.4%*
Agricultural yield (TRS/ha)	**13**	**10**	*27.5%*	**11**	*-97.5%*	**12**	**9**	*29.8%*
Ethanol sales volume (000' cbm)	**1,404**	**1,451**	*-3.3%*	**1,074**	*n/a*	**2,478**	**2,852**	*-13.1%*
Raízen ethanol average price[1] (BRL/cbm)	*2,945*	*3,511*	*-16.1%*	*3,138*	*n/a*	*3,019*	*3,460*	*-12.7%*
Bioenergy sales volume (000' MWh)	**7,941**	**11,207**	*-29.1%*	**4,547**	*n/a*	**12,488**	**14,562**	*-14.2%*
Sugar sales volume (000' ton)	**3,266**	**3,430**	*-4.8%*	**1,920**	*n/a*	**5,186**	**6,146**	*-15.6%*
Sugar average price (BRL/ton)	*2,497*	*2,119*	*17.8%*	*2,652*	*-100.0%*	*2,555*	*2,037*	*25.4%*
Fuel sales volume[2] (000' cbm)	**9,181**	**9,100**	*0.9%*	**8,572**	*-100.0%*	**17,751**	**17,583**	*1.0%*

Note 1: Raízen's average ethanol price is composed of the price of own ethanol and the margin of reselling and commercialization operations.
Note 2: Total volume for the Mobility segment (Brazil, Argentina and Paraguay). Brazil volume is reported according to the Sindicom methodology.

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	6M24 (Apr-Sep)	6M23 (Apr-Sep)	Change 6M24 x 6M23
Adjusted EBITDA[1]	**3,727.0**	**2,756.7**	*35.2%*	**3,265.2**	*14.1%*	**6,992.3**	**6,408.0**	*9.1%*
Renewables	845.3	1,025.4	*-17.6%*	536.1	*57.7%*	1,381.5	2,187.0	*-36.8%*
Sugar	1,182.3	1,247.7	*-5.2%*	838.3	*41.0%*	2,020.6	1,829.4	*10.5%*
Mobility	1,937.6	745.7	*n/a*	836.3	*n/a*	2,773.9	2,507.3	*10.6%*
Corporation, elimination and others	(238.2)	(262.1)	*-9.1%*	1,054.5	*n/a*	816.3	(115.7)	*n/a*
Investments[2]	**2,292.0**	**2,064.6**	*11.0%*	**2,224.5**	*3.0%*	**4,516.4**	**3,927.4**	*15.0%*

Note 1: Excludes nonrecurring effects, as detailed on page 18 of this report, when applicable.
Note 2: Includes investments arising from contracts with clients (IFRS 15) and excludes M&A.

Raízen presented a strong performance this quarter, reinforcing the growth vision expected for the crop year. **Adjusted EBITDA reached R$3.7 billion (+35%),** being positively impacted by robust margins in Mobility and the strong sugar price, besides relevant advances in the Renewables agenda, with significant progress in the recovery of sugarcane agricultural yields.

Renewables: Adjusted EBITDA for the period totaled R$845 million (-18%), a result of the slower pace of power (electricity) and ethanol sales, in line with the strategy for the crop and positioning of stocks for future sale, due to lower prices of ethanol.

Sugar: Adjusted EBITDA reached R$1.2 billion (-5%) in 3Q23, specifically reflecting the lower pace of sales of its own sugar and higher costs of products sold and sales, general and administrative expenses, following the sales and shipments strategy for the crop.

Mobility: Adjusted EBITDA from the integrated platform Brazil and Latam amounted to R$1.9 billion (+2x) in the quarter. In Brazil, the better performance reflects the higher volume sold supported by the evolution of the customer base and expansion of the contracted network, in addition to the improvement in profitability with adjustments in supply and commercialization. In Latam operations, the solid result was the maintenance of margins, despite the political and economic scenario in Argentina, with expansion of market share and premium product mix.

Investments totaled R$2.3 million (+11%) in the period, mainly directed towards expanding the Renewables portfolio in E2G and Raízen Power's distributed generation projects, in addition to agricultural irrigation projects and improvements and expansion of the sugar business. In Mobility, investments were made to grow the station network, maintain assets and maximize energy efficiency.

13

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

D.2 Rumo

Indicators	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Transported volume (mln RTK)	**21,157**	**20,260**	*4.4%*	**20,388**	*3.8%*	**57,674**	**57,001**	*1.2%*
North operation	16,508	15,634	*5.6%*	16,077	*2.7%*	45,151	45,106	*0.1%*
South operation	3,600	3,641	*-1.1%*	3,394	*6.1%*	9,729	9,123	*6.6%*
Container	1,049	984	*6.5%*	918	*14.3%*	2,794	2,771	*0.8%*
Yield (R$/000 RTK)	**138.0**	**125.2**	*10.2%*	**123.4**	*11.8%*	**132.8**	**115.8**	*14.7%*
Adjusted EBITDA[1] (BRL mln)	**1,814.7**	**1,429.2**	*27.0%*	**1,447.8**	*25.3%*	**4,443.0**	**3,629.1**	*22.4%*
Investments[2] (BRL mln)	**848.0**	**606.9**	*39.7%*	**692.7**	*22.4%*	**2,468.6**	**1,977.3**	*24.8%*

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 18 of this report, where applicable.
Note 2: Excludes M&A.

Rumo ended another quarter with record-high volume transported of 21.2 billion RTK (+4%), driven by strong demand for transportation of agricultural commodities and continuous improvement of safety and traffic conditions in the Baixada Santista region (São Paulo) compared to the start of the year.

On the other hand, **Rumo's market share of grain exports through Santos Port decreased 15.7 p.p. to 53% vs. 3Q22**, reflecting the high saturation of the logistics system operated by Rumo, as well as the booming grains market, with the surplus demand being directed to other railway and highway terminals.

In 3Q23, EBITDA came to R$1.8 billion (+27%), driven by higher volume transported and higher consolidated tariff (+10%), reflecting the competitiveness of rail transport even in a scenario of falling fuel prices. On a comparable basis, considering the sale of T16 and T19 terminals in 4Q22, EBITDA grew 31%.

Investments totaled R$848 million in the period, consisting mainly of recurring investment and works on the Paulista and Central Networks' obligation books and capacity increase, in line with Rumo's planning. Regarding Rumo's Extension in Mato Grosso, its first phase continues to advance, with highlight on the land and licensing processes, with the issuance of installation licenses for approximately 188 km already issued.

D.3 Compass

Indicators	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Volume of natural gas distributed (000' cbm)	**1,266**	**1,423**	*-11.0%*	**1,260**	*0.4%*	**3,712**	**4,167**	*-10.9%*
Comgás	1,072	1,207	*-11.2%*	1,074	*-0.2%*	3,145	3,520	*-10.6%*
Other distributors	194	216	*-10.1%*	186	*4.1%*	567	647	*-12.3%*
Adjusted EBITDA[1] (BRL mln)	**1,275.9**	**965.9**	*32.1%*	**968.2**	*31.8%*	**3,201.8**	**2,546.4**	*25.7%*
Gas distribution	1,073.2	1,020.2	*5.2%*	1,066.7	*0.6%*	3,142.1	2,676.7	*17.4%*
Marketing & Services	241.5	(12.3)	*n/a*	(62.7)	*n/a*	171.6	(39.8)	*n/a*
Other segments	(38.8)	(41.9)	*-7.6%*	(35.8)	*8.4%*	(111.8)	(90.5)	*23.6%*
Investments[2] (BRL mln)	**745.8**	**417.8**	*78.5%*	**506.6**	*47.2%*	**1,779.5**	**1,179.5**	*50.9%*

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 18 of this report, where applicable.
Note 2: Includes investments arising from contracts with clients (IFRS 15) and excludes M&A.

Volume of natural gas sold in 3Q23 by Compass' distributors decreased 11% from 3Q22, still impacted by the slowdown in industrial activity, especially high consumption sectors, such as ceramics, chemicals and steel industries. In addition, consumption by the residential segment decreased sharply in the quarter, due to significantly higher temperatures than last year. The strong expansion of the residential and commercial segments is worth noting, with 129,000 new clients in the year-to-date, partially offsetting the negative impacts on volume.

Nevertheless, EBITDA increased sharply in 3Q23 to R$1.3 billion (+32%), driven mainly by the start of operations in the Marketing & Services segment, now denominated Edge, with the sale of the first LNG cargoes. In addition, a richer mix of gas distribution and inflation adjustment on distribution margins also helped neutralize the impact of lower volumes.

In the quarter, the main investments came from gas distribution subsidiaries, which occurred as planned in the regulatory cycles, in addition to investments for the regas terminal construction, which is in final stage.

14

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

D.4 Moove

Indicators	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Lubricant sales volume[1] (000' cbm)	172.8	158.2	9.2%	168.0	2.9%	499.9	373.7	33.8%
EBITDA (BRL mln)	351.7	245.4	43.3%	302.4	16.3%	929.7	650.9	42.8%
Investments[2] (BRL mln)	40.6	42.8	-5.0%	43.6	-6.8%	118.2	66.7	77.2%

Note 1: Includes the sales volume of lubricants and base oils.
Note 2: Includes investments arising from contracts with clients (IFRS 15) and excludes M&A.

Moove delivered EBITDA of R$352 million (+43%) in the quarter, driven by the higher sales of lubricants (+9%) and better mix of products sold. The consistent growth of results reflects the successful integration of Petrochoice and Tirreno (acquired in 2Q22), as well as the Company's successful investments aimed at increasing efficiency and productivity, and its disciplined execution of its business strategy.

D.5 Cosan Investimentos

BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Land (Radar, Tellus and Janus)	523.2	65.1	n/a	189.3	n/a	850.3	221.5	n/a
Others[1]	(20.0)	(16.4)	22.2%	(15.0)	33.2%	(54.7)	(49.6)	10.4%
Total EBITDA	503.2	48.7	n/a	174.2	n/a	795.6	171.9	n/a
Investments	13.8	7.5	83.5%	29.1	-52.6%	61.1	22.3	n/a

Note 1: Includes results of the Port of São Luís and Climate Tech Fund. Until 1Q23, Cosan Investimentos held a 57% stake in Trizy.

Cosan Investimentos posted EBITDA of R$503 million in the quarter, largely reflecting the result of the Land segment, composed of revenues from land lease and the appreciation of the portfolio. The substantially higher EBITDA reflects the consolidation of Tellus and Janus in 3Q23, due to the additional stakes acquired in 4Q22, and gains from the appreciation of the agricultural properties.

D.5.1 Land

Income statement for the period BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Net revenue	172.1	62.5	n/a	163.8	5.1%	472.7	191.8	n/a
Cost of goods and services sold	(3.5)	(2.7)	33.3%	(40.4)	-91.2%	(43.9)	(10.3)	n/a
Gross profit	168.6	59.8	n/a	123.4	36.6%	428.7	181.5	n/a
Selling, general & administrative expenses	(17.2)	(9.6)	78.4%	(16.6)	3.4%	(51.7)	(30.1)	71.8%
Other net operating income (expenses)	376.4	(1.9)	n/a	82.0	n/a	456.4	53.2	n/a
Financial results	8.5	3.2	n/a	8.0	5.9%	22.7	1.9	n/a
Equity pick-up	(4.7)	16.7	n/a	0.4	n/a	16.7	16.7	0.2%
Expenses with income and social contribution taxes	(33.4)	(6.9)	n/a	(20.5)	63.0%	(71.8)	(22.1)	n/a
Net income	498.1	61.4	n/a	176.7	n/a	800.9	201.0	n/a
Depreciation and amortization	0.1	0.1	20.4%	0.1	-0.4%	0.2	0.2	20.1%
Financial results	(8.5)	(3.2)	n/a	(8.0)	5.9%	(22.7)	(1.9)	n/a
Expenses with income and social contribution taxes	33.4	6.9	n/a	20.5	63.0%	71.8	22.1	n/a
EBITDA	523.2	65.1	n/a	189.3	n/a	850.3	221.4	n/a

The Land segment registered EBITDA of R$523 million in 3Q23, approximately eight times higher than in the prior-year period. The sharp increase is explained by the gain of R$381 million from the appreciation of the portfolio after mark-to-market adjustment and the consolidation of the results of Tellus and Janus (as from October 2022).

In 3Q23, the value of the Land portfolio was updated based on the analysis of reports, market data and sales quotations for potential transactions, and stood at R$14.6 billion on September 30, 2023, of which R$4.5 billion refer to Cosan's interest.

15

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Appendix I

Cosan Consolidated Accounting Result

The following table shows the results for 3Q23 by business unit, as detailed above, and on a consolidated basis. All information reflect the consolidation of 100% of subsidiaries' results, regardless of Cosan's interest, since the Company holds a controlling interest in these companies (IFRS 10 – for more information, see Note 9 to the Interim Financial Statements for 3Q23). Note that Cosan Corporate is a reconciliation comprising Cosan Parent Company and other subsidiaries, as detailed on page 3. The following table reflects the information provided in the Financial Statements of the Company. For the purpose of reconciliation of EBITDA and consolidation, in the "Cosan Consolidated Accounting" column, "Adjustments and Deductions" reflect the deductions of operations among all the businesses controlled by Cosan.

Results by Business Unit 3Q23	Cosan Corporate	Cosan Investimentos	Rumo	Compass	Moove	Cosan Oito	Eliminations	Cosan Consolidated Accounting
Net revenue	0.0	172.1	3,175.1	4,347.5	2,573.1	-	(14.2)	**10,253.6**
Cost of goods and services sold	-	(3.5)	(1,737.5)	(3,387.0)	(1,841.2)	-	14.2	**(6,955.1)**
Gross profit	0.0	168.6	1,437.5	960.4	732.0	-	0.0	**3,298.5**
Gross Margin (%)	*n/a*	*97.9%*	*45.3%*	*22.1%*	*28.4%*	*n/a*	*-0.0%*	*32.2%*
Selling expenses	-	-	(11.2)	(42.1)	(276.2)	-	-	**(329.5)**
General and administrative expenses	(115.8)	(37.2)	(161.1)	(261.7)	(169.9)	(0.0)	-	**(745.8)**
Other operating income (expenses)	(40.3)	376.4	(46.6)	728.6	2.2	383.7	-	**1,403.9**
Equity pick-up	897.8	(4.7)	33.6	72.0	0.0	-	(924.3)	**74.4**
Depreciation and amortization	3.7	0.1	562.4	237.6	63.8	-	-	**867.6**
EBITDA	745.4	503.2	1,814.7	1,694.8	351.7	383.6	(924.3)	**4,569.1**
EBITDA Margin (%)	*n/a*	*n/a*	*57.2%*	*39.0%*	*13.7%*	*n/a*	*n/a*	*44.6%*
Adjusted EBITDA[1]	745.4	503.2	1,814.7	1,275.9	351.7	-	(924.3)	**3,766.6**
Adjusted EBITDA Margin[1] (%)	*n/a*	*n/a*	*57.2%*	*29.3%*	*13.7%*	*n/a*	*n/a*	*36.7%*
Financial result	(703.8)	15.1	(677.8)	(175.8)	(80.6)	148.4	-	**(1,474.4)**
Income and social contribution taxes	296.3	(33.4)	(91.8)	(414.9)	(75.6)	(180.6)	-	**(500.1)**
Non-controlling interest	7.9	(372.2)	(336.5)	(307.9)	(39.5)	-	0.0	**(1,048.3)**
Net income	342.1	112.5	146.1	558.6	92.3	351.4	(924.3)	**678.8**

Results by Business Unit 9M23	Cosan Corporate	Cosan Investimentos	Rumo	Compass	Moove	Cosan Oito	Eliminations	Cosan Consolidated Accounting
Net revenue	0.5	474.1	8,322.0	13,467.0	7,677.4	-	(45.7)	**29,895.4**
Cost of goods and services sold	-	(47.6)	(5,032.5)	(10,560.7)	(5,627.7)	-	45.7	**(21,222.7)**
Gross profit	0.5	426.6	3,289.6	2,906.3	2,049.7	-	-	**8,672.6**
Gross Margin (%)	*n/a*	*90.0%*	*39.5%*	*21.6%*	*26.7%*	*n/a*	-	*29.0%*
Selling expenses	-	(0.6)	(28.8)	(122.4)	(859.0)	-	-	**(1,010.7)**
General and administrative expenses	(275.7)	(104.6)	(384.3)	(677.9)	(447.1)	(0.2)	-	**(1,889.9)**
Other operating income (expenses)	(92.6)	456.4	(92.0)	671.5	(20.0)	786.4	-	**1,709.7**
Equity pick-up	1,620.5	16.7	55.9	185.7	-	-	(275.0)	**1,603.8**
Depreciation and amortization	10.7	1.1	1,602.8	657.2	206.0	-	-	**2,477.8**
EBITDA	1,263.5	795.6	4,443.0	3,620.4	929.7	786.2	(275.0)	**11,563.4**
EBITDA Margin (%)	*n/a*	*n/a*	*53.4%*	*26.9%*	*12.1%*	*n/a*	*n/a*	*38.7%*
Adjusted EBITDA[1]	1,263.5	795.6	4,443.0	3,201.5	929.7	-	(275.0)	**10,358.3**
Adjusted EBITDA Margin[1] (%)	*n/a*	*n/a*	*53.4%*	*23.8%*	*12.1%*	*n/a*	*n/a*	*34.6%*
Financial result	(1,790.2)	24.3	(1,961.1)	(879.8)	(221.9)	(2,557.6)	-	**(7,386.3)**
Income and social contribution taxes	751.4	(71.8)	(158.3)	(1,665.8)	(432.8)	739.5	-	**(837.8)**
Non-controlling interest	(413.1)	(577.7)	(501.8)	(616.3)	(20.6)	-	-	**(2,129.6)**
Net (loss) income	(199.1)	169.2	219.1	(198.7)	48.3	(1,031.9)	(275.0)	**(1,268.1)**

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 18 of this report, where applicable.

16

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Cosan Consolidated Pro Forma Result

We present consolidated financial information on a **pro forma** basis, i.e., including 100% of the results of direct subsidiaries, as explained above, and 50% of results of the shared-control company **Raízen**.

The pro forma information are presented for clarification purposes only and should not be interpreted as a representation of the accounting results.

Results by Business Unit 3Q23	Cosan Consolidated	Raízen	50% Raízen	Eliminations	Consolidated Pro forma
Net revenue	10,253.6	59,444.4	(29,722.2)	(447.0)	**39,528.8**
Cost of goods and services sold	(6,955.1)	(54,893.4)	27,446.7	447.0	**(33,954.8)**
Gross profit	3,298.5	4,551.0	(2,275.5)	(0.0)	**5,574.0**
Gross Margin (%)	*32.2%*	*7.7%*	*7.7%*	*.0%*	*14.1%*
Selling expenses	(329.5)	(1,661.0)	830.5	-	**(1,160.0)**
General and administrative expenses	(745.8)	(738.9)	369.5	-	**(1,115.3)**
Other operating income (expenses)	1,403.9	(254.8)	127.4	-	**1,276.5**
Equity pick-up	74.4	(62.6)	31.3	22.1	**65.2**
Depreciation and amortization	867.6	2,495.9	(1,247.9)	-	**2,115.6**
EBITDA	4,569.1	4,329.6	(2,164.8)	22.1	**6,756.0**
EBITDA Margin (%)	*44.6%*	*7.3%*	*7.3%*	*-5.0%*	*17.1%*
Adjusted EBITDA[1]	3,766.6	3,727.0	(1,863.5)	22.1	**5,652.2**
Adjusted EBITDA Margin[1] (%)	*36.7%*	*6.3%*	*6.3%*	*-5.0%*	*14.3%*
Financial result	(1,474.4)	(1,706.0)	853.0	-	**(2,327.4)**
Income and social contribution taxes	(500.1)	(130.4)	65.2	-	**(565.3)**
Non-controlling interest	(1,048.3)	(47.4)	23.7	2.9	**(1,069.0)**
Net (loss) income	678.8	(50.2)	25.1	25.1	**678.8**

Results by Business Unit 9M23	Cosan Consolidated	Raízen	50% Raízen	Eliminations	Consolidated Pro forma
Net revenue	29,895.4	163,201.6	(81,600.8)	(308.4)	**111,187.7**
Cost of goods and services sold	(21,222.7)	(148,946.5)	74,473.2	308.4	**(95,387.5)**
Gross profit	8,672.6	14,255.1	(7,127.6)	(0.0)	**15,800.2**
Gross Margin (%)	*29.0%*	*8.7%*	*8.7%*	*.0%*	*14.2%*
Selling expenses	(1,010.7)	(4,248.6)	2,124.3	-	**(3,135.0)**
General and administrative expenses	(1,889.9)	(2,285.1)	1,142.5	-	**(3,032.4)**
Other operating income (expenses)	1,709.7	1,851.6	(925.8)	-	**2,635.5**
Equity pick-up	1,603.8	(175.6)	87.8	(1,371.3)	**144.7**
Depreciation and amortization	2,477.8	5,863.5	(2,931.7)	-	**5,409.5**
EBITDA	11,563.4	15,261.0	(7,630.5)	(1,371.3)	**17,822.6**
EBITDA Margin (%)	*38.7%*	*9.4%*	*9.4%*	*n/a*	*16.0%*
Adjusted EBITDA[1]	10,358.3	12,904.9	(6,452.4)	(1,371.3)	**15,439.5**
Adjusted EBITDA Margin[1] (%)	*34.6%*	*7.9%*	*7.9%*	*n/a*	*13.9%*
Financial result	(7,386.3)	(4,445.2)	2,222.6	-	**(9,608.9)**
Income and social contribution taxes	(837.8)	(1,699.1)	849.6	-	**(1,687.4)**
Non-controlling interest	(2,129.6)	(148.7)	74.4	(181.0)	**(2,384.9)**
Net (loss) income	(1,268.1)	3,104.5	(1,552.2)	(1,552.2)	**(1,268.1)**

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 18 of this report, where applicable.

17

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Reconciliation of Results from Raízen to Cosan Perspective

The differences between the Raízen and Cosan Perspective refer to the impact of the fair value of assets contributed and liabilities assumed in the organization of Raízen, in June 2011, on the Cosan accounting perspective. This fair value usually is amortized in accordance with the useful life of assets and the effective terms of agreements. Meanwhile, under the Raízen Perspective, assets and liabilities are registered at book value.

Earnings concilliation BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
EBITDA - Raízen perspective	**4,341.3**	**2,437.8**	***78.1%***	**15,305.4**	**8,971.4**	***70.6%***
Fair value effects	(0.2)	(0.1)	*21.7%*	(0.8)	(0.1)	*n/a*
Right of exclusive supply	(11.5)	(16.0)	*-28.1%*	(43.6)	(48.1)	*-9.4%*
EBITDA - Cosan perspective	**4,329.6**	**2,421.7**	***78.8%***	**15,261.0**	**8,923.2**	***71.0%***
Net income - Raízen perspective	**(19.0)**	**(880.1)**	***-97.8%***	**3,213.9**	**(77.8)**	***n/a***
Depreciation & amortization	(35.5)	(43.5)	*-18.4%*	(121.4)	(148.9)	*-18.5%*
Fair value effects	(0.2)	(0.1)	*21.7%*	(0.8)	(0.1)	*n/a*
Right of exclusive supply	(11.5)	(16.0)	*-28.1%*	(43.6)	(48.1)	*-9.4%*
Income tax (34%)	16.0	20.3	*-20.9%*	56.4	67.0	*-15.9%*
Net income - Cosan perspective	**(50.2)**	**(919.5)**	***-94.5%***	**3,104.5**	**(208.0)**	***n/a***

Reconciliation of Adjustments - EBITDA and Net Income

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below:

- **Raízen:**
  - 3Q23: (i) non-cash (book only) impact from hedge accounting for debts that protects ethanol exports carried out in the past by Biosev; (ii) effect relating to expenses with extraordinary contingencies related to the government's Zero Litigation program; (iii) accounting effect of Leases (IFRS16) related to Mobility; and (iv) extemporaneous PIS/COFINS tax credits arising from Complementary Laws No. 192/2022 and No. 194/2022.
  - 3Q22: (i) non-cash (book only) impact from hedge accounting for the liabilities used to protect ethanol exports made in the past by Biosev; (ii) book result from the acquisition of the Lubricants business of Shell Brasil; (iii) gains from tax credits and other non-operating assets; (iv) loss due to the impact on inventories from the reduction in PIS/COFINS and ICMS taxes levied on Gasoline and Ethanol in the period; and (v) effect of the shutdown of the refinery in Argentina on the result.
- **Compass:**
  - 3Q23: (i) effect of the exclusion of revenue from sales of 10 TBTu of LNG, which will be attributed to the period from October through December 2023.
- **Cosan Oito:**
  - 3Q23: (i) net effect of all accounting impacts (interest on debt and mark-to-market adjustment of shares and derivatives) resulting from the acquisition of interest in Vale, as well as interest on equity and dividends received.

BRL mln	Adjusted EBITDA[1]			Adjusted Net income[1]		
	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22
Consolidated Pro forma - Before adjustments	**6,756.0**	**3,937.9**	***71.6%***	**678.8**	**(14.9)**	***n/a***
Raízen S.A. (50%)	**(301.3)**	**167.6**	***n/a***	**76.5**	**467.4**	***-83.6%***
Assets arising from contracts with customers (IFRS 15)	88.1	75.3	*16.9%*	-	-	*n/a*
Change in biological assets (IAS 40)	(41.3)	435.8	*n/a*	(27.3)	287.6	*n/a*
Leases (IFRS 16)	(378.5)	(447.4)	*-15.4%*	83.6	111.3	*-24.9%*
Non-recurring effects	30.5	103.9	*-70.7%*	20.1	68.5	*-70.7%*
Compass (68%)	**(418.9)**	**-**	***n/a***	**(166.8)**	**-**	***n/a***
Non-recurring effects	(418.9)	-	*n/a*	(166.8)	-	*n/a*
Cosan Oito	**(383.6)**	**-**	***n/a***	**(351.4)**	**(186.4)**	***88.5%***
Non-recurring effects	(383.6)	-	*n/a*	(351.4)	(186.4)	*88.5%*
Consolidated Pro forma - After adjustments	**5,652.2**	**4,105.4**	***37.7%***	**236.9**	**266.2**	***-11.0%***

Note 1: Considers 100% of the results of Rumo, Compass, Moove and Cosan Investimentos in EBITDA consolidation. For purposes of net income, considers the consolidation of Cosan's proportional interest in the subsidiaries.

18

Appendix II - ESG Highlights and Relevant Matters Below we present the principal matters announced up to the publication of this document. Cosan in IDIVERSA B3 In line with the evolution of its diversity and inclusion agenda, in August, Cosan joined the portfolio of IDIVERSA B3, the first diversity index in Latin America that focuses on the pillars of gender and race. Note that Cosan has two women on the Board of Directors and one on the Statutory Board of Executive Officers, thus meeting the minimum requirements to join the index. Raízen becomes the world’s first ethanol player to obtain certification for SAF production In August, Raízen became the world’s first ethanol producer to obtain the Carbon Offsetting and Reduction Scheme for International Aviation (ISCC CORSIA Plus), issued by the International Civil Aviation Organization (ICAO), proving that the ethanol produced at the Costa Pinto Bioenergy Park, in Piracicaba (SP), meets the international requirements for production of Sustainable Aviation Fuel (SAF). Bond 2030 resources internalization In September 2023, Cosan internalized the remaining resources from this debt, through of the issuance of debentures, referenced in US dollars in the amount of R$1.5 billion (equivalent to US$300 million), with an annual coupon of 16.04% p.a. for first interest payment and 8.02% p.a. for the others. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% p.a. for the first interest and 7.50% p.a. for the others, which has the issue of debentures as its underlying asset. S&P Rating Update on Raízen In September, S&P Global Ratings released an update report which maintained Raízen's credit rating on a global corporate scale of “BBB-” and on a national scale of “brAAA”, both with a stable outlook, maintaining Investment Grade. Portfolio Management at Compass In October (event after the reporting period), approval was given to the partial spin-off of Commit to form a new company called Norgás, composed of the interest held by Commit in Companhia de Gás do Ceará (CEGÁS), Companhia Potiguar de Gás (POTIGÁS), Gás de Alagoas S.A. (ALGÁS), Sergipe Gás S.A. (SERGÁS) and Companhia Pernambucana de Gás (COPERGÁS). Commissioning startup of Raízen’s second E2G plant Still in October, Raízen’s new second generation ethanol (E2G) plant started commissioning at the Bonfim Bioenergy Park in the city of Guariba (SP). Raízen now operates two E2G plants on an industrial scale (Bonfim and Costa Pinto, both in the state of São Paulo), with total nominal capacity of 114 million liters. Extraordinary distribution of dividends and interest on equity at Vale The Board of Directors of Vale approved in October the shareholder remuneration in the amount of R$10.0 billion. Of this amount, R$6.7 billion refers to dividends corresponding to the total value of R$1.565890809/share and R$3.3 billion refers to interest on equity corresponding to the total value of R$0.765770758/share. Partnerships at Compass to produce Biomethane In October, Compass also concluded the acquisition of 51% controlling interest in Biometano Verde Paulínia, as part of its strategy to build a biomethane purification plant in partnership with the Orizon Group, which is aligned with its commitment to energy transition and decarbonization. The unit’s initial production capacity will be 180,000 m3/day as from 2025 (planned operational startup), with the potential to reach up to 300,000 m3/day in the future. In November, Compass informed that it signed a contract for the acquisition of Biomethane produced by the São Martinho Group from sugarcane vinasse at the Santa Cruz Unit (located in Américo Brasiliense, SP). The contract has an initial term of 5 years (being maintained for another 5 years, based on conditions already previously established) with supply scheduled to begin in the second half of 2025, and an average production volume of 63 thousand m³/day during the grinding period. The effectiveness of the contract is subject to the implementation of certain conditions set out therein. Unwind of Vale In October, the subsidiary Cosan Oito once again anticipated the partial settlement of the remaining 25% of the first tranche of the total Collar Financing structure related to the stake in Vale, equivalent to 0.10% of the mining company's total shares on that date. This prepayment totaled R$300 million in principal plus interest, related to Collar Financing and dismantling of the foreign exchange derivative. Additionally, we pre-settled VALE3's derivative structure (Collar) in the same proportion, resulting in a financial gain of R$28 million. Finally, the prepayment released 4.5 million Vale shares previously sold on fiduciary basis in this structure. As a result of the operation, the direct participation initially of 1.7%, on September 30, 2023, increased to 1.8%.

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Appendix III - Financial Statements

We present below the Financial Statements (Income Statement, Balance Sheet and Cash Flow) from the perspectives of Cosan Corporate, Cosan Oito, Cosan S.A. Consolidated and Cosan S.A. Pro Forma. To access the separate Financial Statements for each business, as well as operational data and information, check the spreadsheet by segments available on the Company's website.

G.1 Cosan Corporate

Income statement for the period BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Net revenue	**0.0**	**0.0**	*n/a*	**0.5**	*-98.1%*	**0.5**	**0.0**	*n/a*
Gross profit	**0.0**	**0.0**	*n/a*	**0.5**	*-98.1%*	**0.5**	**0.0**	*n/a*
Selling, general & administrative expenses	(115.8)	(70.3)	*64.7%*	(83.9)	*37.9%*	(275.7)	(190.4)	*44.8%*
Other net operating income (expenses)	(40.3)	(27.1)	*48.8%*	(20.9)	*93.1%*	(92.6)	27.6	*n/a*
Financial results	(703.8)	(883.7)	*-20.4%*	(387.7)	*81.5%*	(1,790.2)	(2,110.3)	*-15.2%*
Equity pick-up	897.8	440.1	*n/a*	534.3	*68.0%*	1,620.5	1,744.6	*-7.1%*
Expenses with income and social contribution taxes	296.3	347.0	*-14.6%*	184.9	*60.3%*	751.4	736.1	*2.1%*
Non-controlling interest	7.9	0.0	*n/a*	(82.0)	*n/a*	(413.1)	0.0	*n/a*
Net income	**342.1**	**(193.9)**	*n/a*	**145.2**	*n/a*	**(199.1)**	**207.6**	*n/a*

Balance sheet BRL mln	3Q23	2Q23
Cash and cash equivalents	2,816	4,891
Marketable securities	493	549
Derivative financial instruments	3	25
Dividends received	144	298
Other current assets	1,105	1,234
Current assets	**4,561**	**6,998**
Investments	27,362	26,668
Derivative financial instruments	674	919
Property, plant and equipment	54	55
Intangible assets	5	4
Other non-current assets	3,804	3,371
Non-current assets	**31,900**	**31,017**
Total assets	**36,460**	**38,015**
Loans and borrowings	925	1,003
Financial instruments and derivatives	97	22
Trade accounts payable	3	3
Dividends payable	2	2
Payroll	40	27
M&A	552	539
Other current liabilities	318	318
Current liabilities	**1,938**	**1,914**
Loans and borrowings	16,978	18,463
Financial instruments and derivatives	535	747
M&A	1,003	978
Other non-current liabilities	1,864	1,788
Non-current liabilities	**20,380**	**21,975**
Total liabilities	**22,318**	**23,890**
Shareholders' equity	**14,143**	**14,126**
Shareholders' equity to non-Controlling	2,847	2,905
Shareholders' equity to Controlling	11,296	11,221
Total liabilities and shareholders' equity	**36,460**	**38,015**

20

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

G.2 Cosan Oito

Income statement for the period BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Selling, general & administrative expenses	(0.0)	-	n/a	-	n/a	(0.2)	-	n/a
Other net operating income (expenses)	383.7	-	n/a	-	n/a	786.4	-	n/a
Financial results	148.4	282.4	-47.5%	(1,783.1)	n/a	(2,557.6)	282.4	n/a
Expenses with income and social contribution taxes	(180.6)	(96.0)	88.1%	606.3	n/a	739.5	(96.0)	n/a
Net income (loss)	**351.4**	**186.4**	**88.5%**	**(1,176.8)**	**n/a**	**(1,031.9)**	**186.4**	**n/a**

Balance sheet BRL mln	3Q23	2Q23
Cash and cash equivalents	15	1
Marketable securities	14	0
Other current assets	64	11
Current assets	**92**	**13**
Marketable securities	14,892	14,152
Derivative financial instruments	1,328	1,637
Other non-current assets	517	698
Non-current assets	**16,738**	**16,487**
Total assets	**16,830**	**16,500**
Other current liabilities	-	124
Current liabilities	**-**	**124**
Loans and borrowings	8,437	8,619
Financial instruments and derivatives	1,208	1,173
Non-current liabilities	**9,645**	**9,791**
Total liabilities	**9,645**	**9,915**
Shareholders' equity	**7,185**	**6,584**
Total liabilities and shareholders' equity	**16,830**	**16,500**

Cash flow statement BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23
EBITDA	**383.6**	**-**	**n/a**	**(0.0)**	**n/a**
Non-cash effects / Adjustment in the result	(383.7)	-	n/a	-	n/a
Changes in assets and liabilities	(27.0)	(0.1)	n/a	(0.2)	n/a
Operating financial result	2.3	0.4	n/a	0.0	n/a
Operating cash flow (a)	**(24.8)**	**0.3**	**n/a**	**(0.2)**	**n/a**
Dividends received	359.5	-	n/a	-	n/a
Cash flow after investments (b)	**359.5**	**-**	**n/a**	**-**	**n/a**
Loans amortization (Principal)	(275.9)	-	n/a	-	n/a
Dividends paid (d)	(167.0)	-	n/a	-	n/a
Loans amortization (Interest)	(4.9)	-	n/a	-	n/a
Derivative	(151.7)	-	n/a	-	n/a
Other	292.5	6,000.0	-95.1%	-	n/a
Cash flow from financial activities (c)	**(307.0)**	**6,000.0**	**n/a**	**-**	**n/a**
Impact of exchange variation and MtM of shares on cash and cash equivalents	**740.4**	**1,512.0**	**-51.0%**	**(3,541.3)**	**n/a**
Cash generation/(consumed) in the period	**768.2**	**7,512.2**	**-89.8%**	**(3,541.5)**	**n/a**
Free cash flow to equity (FCFE) (a+b+c+d)	**194.7**	**6,000.3**	**-96.8%**	**(0.2)**	**n/a**

21

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

G.3 Cosan S.A. Consolidated

Income statement for the period BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Net revenue	**10,253.6**	**11,507.3**	***-10.9%***	**10,010.5**	***2.4%***	**29,895.4**	**28,983.3**	***3.1%***
Cost of goods and services sold	**(6,955.1)**	**(8,698.8)**	***-20.0%***	**(7,135.1)**	***-2.5%***	**(21,222.7)**	**(22,167.0)**	***-4.3%***
Gross profit	**3,298.5**	**2,808.5**	***17.4%***	**2,875.3**	***14.7%***	**8,672.6**	**6,816.3**	***27.2%***
Selling, general & administrative expenses	(1,075.3)	(942.6)	*14.1%*	(935.8)	*14.9%*	(2,900.6)	(2,213.6)	*31.0%*
Other net operating income (expenses)	1,403.9	(63.9)	*n/a*	(56.0)	*n/a*	1,709.7	(48.5)	*n/a*
Financial results	(1,474.4)	(1,354.7)	*8.8%*	(3,142.8)	*-53.1%*	(7,386.3)	(3,845.9)	*92.1%*
Equity pick-up	74.4	(160.2)	*n/a*	346.0	*-78.5%*	1,603.8	140.0	*n/a*
Expenses with income and social contribution taxes	(500.1)	153.8	*n/a*	466.5	*n/a*	(837.8)	220.2	*n/a*
Non-controlling interest	(1,048.3)	(455.8)	*n/a*	(596.0)	*75.9%*	(2,129.6)	(698.6)	*n/a*
Net income	**678.8**	**(14.9)**	***n/a***	**(1,042.7)**	***n/a***	**(1,268.1)**	**370.0**	***n/a***

Balance sheet BRL mln	3Q23	2Q23
Cash and cash equivalents	15,081	15,739
Marketable securities	19,494	17,609
Trade accounts receivable	3,580	3,632
Inventories	1,870	1,766
Derivative financial instruments	265	309
Other current assets	2,732	3,102
Current assets	**43,023**	**42,157**
Derivative financial instruments	3,369	4,022
Investments	14,553	14,703
Investment properties	14,228	14,210
Biological assets	10	10
Property, plant and equipment	20,357	19,800
Intangible assets	22,433	22,371
Other non-current assets	19,883	17,767
Non-current assets	**94,831**	**92,882**
Total assets	**137,854**	**135,039**
Loans and borrowings	5,613	4,624
Financial instruments and derivatives	1,101	1,096
Trade accounts payable	3,611	3,657
Payroll	700	523
Other current liabilities	6,336	7,038
Current liabilities	**17,360**	**16,938**
Loans and borrowings	51,300	52,149
Financial instruments and derivatives	2,703	2,904
Other non-current liabilities	18,828	17,193
Non-current liabilities	**72,831**	**72,246**
Total liabilities	**90,191**	**89,185**
Shareholders' Equity	**47,663**	**45,855**
Total liabilities and shareholders' equity	**137,854**	**135,039**

22

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Cash flow statement BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23
EBITDA	**4,569.1**	**2,320.8**	**96.9%**	**3,054.5**	**49.6%**
Non-cash effects / Adjustment in the result	(1,139.5)	570.6	n/a	(290.8)	n/a
Changes in assets and liabilities	(458.6)	392.8	n/a	(31.7)	n/a
Operating financial result	526.1	451.1	16.6%	478.7	9.9%
Operating cash flow (a)	**3,497.1**	**3,735.4**	**-6.4%**	**3,210.7**	**8.9%**
CAPEX	(1,649.7)	(1,075.3)	53.4%	(1,273.7)	29.5%
Dividends received	553.7	43.4	n/a	89.6	n/a
Other	(30.8)	(1,337.8)	-97.7%	(96.5)	-68.1%
Cash flow after investments (b)	**(1,126.8)**	**(2,369.8)**	**-52.4%**	**(1,280.6)**	**-12.0%**
Cost of debt	2,248.0	8,096.7	-72.2%	5,737.9	-60.8%
Loans amortization (Principal)	(2,481.0)	(874.6)	n/a	(683.0)	n/a
Dividends paid (d)	(78.8)	(71.8)	9.8%	(1,446.2)	-94.6%
Loans amortization (Interest)	(851.7)	(901.9)	-5.6%	(643.2)	32.4%
Leasing amortization	(166.5)	(135.6)	22.8%	(98.6)	68.9%
Derivative	(678.3)	(523.1)	29.7%	(158.8)	n/a
Other	(13.3)	(483.7)	-97.2%	(12.3)	8.3%
Cash flow from financial activities (c)	**(2,021.6)**	**5,106.0**	**n/a**	**2,695.9**	**n/a**
Impact of exchange variation and MtM of shares on cash and cash equivalents	**787.8**	**1,411.1**	**-44.2%**	**(3,620.9)**	**n/a**
Cash generation/(consumed) in the period	**1,136.4**	**7,882.7**	**-85.6%**	**1,005.1**	**13.1%**
Free cash flow to equity (FCFE) (a+b+c+d)	**427.5**	**6,543.4**	**-93.5%**	**6,072.2**	**-93.0%**

23

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

G.4 Cosan S.A. Consolidated Pro Forma

Income statement for the period BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23	9M23 (Jan-Sep)	9M22 (Jan-Sep)	Change 9M23 x 9M22
Net revenue	**39,528.8**	**43,745.6**	***-9.6%***	**34,498.6**	***14.6%***	**111,187.7**	**121,242.3**	***-8.3%***
Cost of goods and services sold	**(33,954.8)**	**(39,836.2)**	***-14.8%***	**(30,243.7)**	***12.3%***	**(95,387.5)**	**(110,827.7)**	***-13.9%***
Gross profit	**5,574.0**	**3,909.4**	***42.6%***	**4,254.9**	***31.0%***	**15,800.2**	**10,414.6**	***51.7%***
Selling, general & administrative expenses	(2,275.2)	(1,946.0)	*16.9%*	(1,950.2)	*16.7%*	(6,167.4)	(5,019.5)	*22.9%*
Other net operating income (expenses)	1,276.5	(371.5)	*n/a*	752.5	*69.6%*	2,635.5	79.4	*n/a*
Financial results	(2,327.4)	(1,891.0)	*23.1%*	(3,830.7)	*-39.2%*	(9,608.9)	(5,174.3)	*85.7%*
Equity pick-up	65.2	226.3	*-71.2%*	43.5	*50.0%*	144.7	182.0	*-20.5%*
Expenses with income and social contribution taxes	(565.3)	433.3	*n/a*	334.7	*n/a*	(1,687.4)	607.4	*n/a*
Non-controlling interest	(1,069.0)	(375.4)	*n/a*	(647.3)	*65.1%*	(2,384.9)	(719.5)	*n/a*
Net income	**678.8**	**(14.9)**	***n/a***	**(1,042.7)**	***n/a***	**(1,268.1)**	**370.0**	***n/a***

Balance sheet BRL mln	3Q23	2Q23
Cash and cash equivalents	18,373	17,772
Marketable securities	4,514	3,470
Inventories	9,863	7,939
Derivative financial instruments	4,590	4,123
Biological assets	1,982	2,067
Assets from contracts with clients	295	302
Other current assets	17,411	15,818
Current assets	**57,028**	**51,492**
Investments	3,636	3,516
Investment properties	14,228	14,210
Derivative financial instruments	4,479	5,289
Biological assets	10	10
Property, plant and equipment	34,887	34,223
Intangible assets	27,043	26,976
Assets from contracts with clients	2,316	2,229
Other non-current assets	46,162	43,315
Non-current assets	**132,761**	**129,768**
Total assets	**189,789**	**181,260**
Loans and borrowings	12,148	9,601
Financial instruments and derivatives	5,443	4,611
Trade accounts payable	13,955	12,586
Payroll	1,219	1,276
Other current liabilities	11,654	11,556
Current liabilities	**44,419**	**39,630**
Loans and borrowings	63,251	63,801
Financial instruments and derivatives	3,667	3,967
Other non-current liabilities	28,889	26,105
Non-current liabilities	**95,807**	**93,874**
Total liabilities	**140,226**	**133,504**
Shareholders' Equity	**49,563**	**47,756**
Total liabilities and shareholders' equity	**189,789**	**181,260**

24

Earnings Release
Cosan S.A. | 3rd Quarter of 2023

Cash flow statement BRL mln	3Q23 (Jul-Sep)	3Q22 (Jul-Sep)	Change 3Q23 x 3Q22	2Q23 (Apr-Jun)	Change 3Q23 x 2Q23
EBITDA	**6,756.0**	**3,937.9**	***71.6%***	**4,850.0**	***39.3%***
Non-cash effects / Adjustment in the result	(961.4)	1,003.0	*n/a*	(794.0)	*21.1%*
Changes in assets and liabilities	(1,541.0)	(1,776.6)	*-13.3%*	(3,590.4)	*-57.1%*
Operating financial result	608.4	436.7	*39.3%*	41.8	*n/a*
Operating cash flow (a)	**4,862.1**	**3,600.9**	***35.0%***	**507.4**	***n/a***
CAPEX	(2,771.1)	(2,036.5)	*36.1%*	(2,247.8)	*23.3%*
Dividends received	445.6	46.5	*n/a*	89.9	*n/a*
Other	(31.7)	(1,335.4)	*-97.6%*	(95.3)	*-66.7%*
Cash flow after investments (b)	**(2,357.3)**	**(3,325.4)**	***-29.1%***	**(2,253.2)**	***4.6%***
Cost of debt	4,791.8	10,470.5	*-54.2%*	9,672.3	*-50.5%*
Loans amortization (Principal)	(3,324.3)	(1,259.1)	*n/a*	(2,474.3)	*34.4%*
Dividends paid (d)	(105.3)	(86.5)	*21.7%*	(1,446.2)	*-92.7%*
Loans amortization (Interest)	(1,112.4)	(1,040.5)	*6.9%*	(858.9)	*29.5%*
Leasing amortization	(535.4)	(501.1)	*6.8%*	(630.6)	*-15.1%*
Derivative	(678.3)	(523.1)	*29.7%*	(158.8)	*n/a*
Other	(10.1)	(481.0)	*-97.9%*	(44.1)	*-77.0%*
Cash flow from financial activities (c)	**(974.0)**	**6,579.3**	***n/a***	**4,059.6**	***n/a***
Impact of exchange variation and MtM of shares on cash and cash equivalents	**860.3**	**1,487.3**	***-42.2%***	**(3,633.5)**	***n/a***
Cash generation/(consumed) in the period	**2,391.2**	**8,342.1**	***-71.3%***	**(1,319.7)**	***n/a***
Free cash flow to equity (FCFE) (a+b+c+d)	**1,636.1**	**6,941.3**	***-76.4%***	**3,760.0**	***-56.5%***

25

3Q23 EARNINGS CONFERENCE CALL Portuguese (with simultaneous translation into English) November 14, 2023 (Tuesday) TIME 3:30 p.m. (Brasília) | 1:30 p.m. (New York) Webcast PT/EN: click here ID do webcast: 842 5389 5110 EUA: +1 (386) 347-5053 or +1 (408) 638-0968 BR: +55 (11) 4632-2236 or +55 (11) 4632-22372237 IR TEAM: Ricardo Lewin – CFO and IRO Ana Luísa Perina – Head of IR and ESG Camila Amorim – Coordinator Paula Macedo – Coordinator Helena Fukuda – Analyst Daniela Ventura – Intern

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer

1